

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

July 30, 2010

Via U.S. Mail

Mr. Charles W. Moorman, Chief Executive Officer
Norfolk Southern Corporation
Three Commercial Place
Norfolk, Virginia 23510-2191

> **Re: Norfolk Southern Corporation
> Form 10-K for the year ended December 31, 2009
> Filed February 17, 2010
> File No. 001-08339**

Dear Mr. Moorman:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief